SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                            30 June 2006

                                 SkyePharma PLC

SkyePharma Reacquires European Rights for DepoBupivacaine™

LONDON,  UK, 30 June 2006 -- SkyePharma PLC (Nasdaq:  SKYE;  LSE: SKP) announces that it has  completed  negotiations  with  Mundipharma  International  Holdings
Limited  ("Mundipharma")  the result of which is that  SkyePharma will reacquire the rights for the marketing and distribution of  DepoBupivacaine™ in Europe and other international markets excluding the USA, Canada and Japan.  SkyePharma will  also  obtain  rights  to the  clinical  data  from the  Phase II trials of
DepoBupivacaine™. This is expected to simplify the ongoing divestment process of SkyePharma's injectables unit.

SkyePharma's  Chief Executive Frank Condella said:  "DepoBupivacaine™ is the most important near-term product in the injectables pipeline and therefore a key component of the value of this business unit.  During our negotiations to divest this unit we have  identified  the  desirability  of clarifying  the  commercial rights to this key product and we are gratified that we are now in a position to offer  unrestricted  global  rights to  DepoBupivacaine™ (outside  Japan) to parties  interested in acquiring the injectables unit.  Mundipharma  remains our valued marketing partner for DepoCyte® in Europe."

Under an agreement announced in April 2005,  SkyePharma has received $10 million to date from  Mundipharma,  primarily  to fund the Phase II clinical  trials for
DepoBupivacaine™.  SkyePharma  will now pay $5 million for the  marketing and distribution  rights  and for  data  generated  during  the  Phase  II  clinical programme.

In November  2005  SkyePharma  announced  that it had entered  into an exclusive marketing and distribution  agreement with Maruho Company Limited ("Maruho") for
Japan.  Maruho is funding the  development  of the  product for  approval by the
Japanese regulatory agency.

For further information please contact:
SkyePharma PLC                                                  +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications                44 207 491 5124
Sandra Haughton, US Investor Relations                           +1 212 753 5780

Buchanan Communications                                         +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products  benefiting from world-leading drug delivery  technologies  that provide  easier-to-use and more effective drug formulations.  There are now twelve approved products incorporating SkyePharma's technologies  in the areas of oral,  injectable,  inhaled and topical  delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

About DepoBupivacaine™
DepoBupivacaine™ is  an  extended-release   injectable  formulation  of  the
widely-used local anaesthetic bupivacaine.  Local anaesthetics temporarily block the transmission of pain signals along nerve fibres. DepoBupivacaine™ employs
SkyePharma's  proprietary  DepoFoam™ technology to release bupivacaine over a period of several days and is supplied as a ready-to-use  injectable suspension.
DepoBupivacaine™  is designed for  administration  by local  infiltration  at wound sites, as a peripheral  nerve block or by the lumbar epidural route. It is not suitable for intrathecal, subarachnoid or intravenous administration.

DepoBupivacaine™ is designed for the prolonged control of pain after surgery.
SkyePharma  expects that its main use will be in control of post-operative  pain in patients who have undergone  ambulatory  surgical  procedures  under local or regional anaesthesia.  However DepoBupivacaine™ will also be suitable for use during surgery on hospital in-patients.

DepoBupivacaine™  has  completed  Phase II trials and is expected to commence its Phase III trial programme later this year.

About DepoFoam™
DepoFoam™ is SkyePharma's proprietary  sustained-release  injectable delivery technology.  This is fully commercialised and approved by regulatory agencies in both  the  USA  and  Europe.  DepoFoam™  consists  of  lipid-based  particles containing  discrete  water-filled  chambers dispersed through the lipid matrix.
The particles  are 10-30  microns in diameter and are  suspended in saline.  The suspension resembles skimmed milk and can be injected through a fine needle. The water-filled  chambers  containing active drug account for most of the weight of
the  particles.   The  lipids  are  naturally  occurring  substances  (or  close analogues) such as phospholipids and triglycerides. The small amount of lipid is cleared  rapidly in the body as the particles  deliver their drug payload over a
period   that  can  be   modified   from  1  to  30   days.   For   example   in
DepoCyt®/DepoCyte®  the  circulating  half-life  of the drug  cytarabine  is increased from 3.4 hours to 141 hours.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour  provisions of the U.S. Private  Securities
Litigation  Act of 1995.  Although  SkyePharma  believes  that the  expectations reflected in these  forward-looking  statements are  reasonable,  it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and  uncertainties,  actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC.  Factors that could cause  differences  between actual results and those implied by the forward-looking  statements  contained in this news release include,  without limitation,  risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or  expanded  indications  of  existing  and  new  products,  risks  related  to
SkyePharma's  ability to manufacture  products on a large scale or at all, risks related to SkyePharma's and its marketing  partners'  ability to market products on a large scale to maintain  or expand  market  share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims,  risks related to
the  ownership  and  use  of  intellectual   property,   and  risks  related  to
SkyePharma's  ability to manage growth.  SkyePharma  undertakes no obligation to revise  or  update  any such  forward-looking  statement  to  reflect  events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   June 30, 2006